UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Goldrich Mining Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381431105

(CUSIP Number)

May 11, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 381431105	13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Christopher R. Johnson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,244,755

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,244,755

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,244,755(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11	Percent of Class Represented by Amount in Row (9) 5.52%(2)

12	Type of Reporting Person IN

(1)  The amount of Common Stock of the issuer beneficially owned by Christopher R. Johnson includes 1,019,714 shares held through his Fidelity Roth IRA, and 6,225,041 shares held through his IRA with Kingdom Trust Company as custodian FBO Christopher R. Johnson.

(2)  Percentage calculated based on aggregate 131,232,809 shares of Common Stock outstanding as of November 14, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 381431105	13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only). Randall L. Johnson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,081,427

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,081,427

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,081,427(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11	Percent of Class Represented by Amount in Row (9) 9.21%(4)

12	Type of Reporting Person IN

(3)  The amount beneficially owned by Randall L. Johnson includes 1,800,000 shares of Common Stock held in his Fidelity IRA, and 10,281,427 held directly in his individual capacity.

(4)  Percentage calculated based on aggregate 131,232,809 shares of Common Stock outstanding as of November 14, 2016, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016.

Item 1.
	(a)	Name of Issuer Goldrich Mining Company
	(b)	Address of Issuer’s Principal Executive Offices 2607 Southeast Blvd, Suite B211 Spokane, WA 99223

Item 2.
(a)

Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of each of the following Reporting Persons:

Christopher R. Johnson

Randall L. Johnson

	(b)	Address of Principal Business Office or, if none, Residence Christopher R. Johnson: 8615 Eagle Creek Circle, Savage, MN 55378 Randall L. Johnson: 4111 Heatherton Place, Minnetonka, MN 55345
	(c)	Citizenship Christopher R. Johnson: USA Randall L. Johnson: USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 381431105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The amount of Common Stock of the issuer beneficially owned by Christopher R. Johnson includes 1,019,714 shares held through his Fidelity Roth IRA, and 6,225,041 shares held through his IRA with Kingdom Trust Company as custodian FBO Christopher R. Johnson.

Christopher R. Johnson:
	(a)	Amount beneficially owned 7,244,755
	(b)	Percent of class 5.52%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote 7,244,755
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 7,244,755
		(iv)	Shared power to dispose or to direct the disposition of 0
Randall L. Johnson:

The amount beneficially owned by Randall L. Johnson includes 1,800,000 shares of Common Stock held in his Fidelity IRA, and 10,281,427 held directly in his individual capacity.
(a)	Amount beneficially owned 12,081,427
(b)	Percent of class 9.21%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 12,081,427
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 12,081,427
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2017
/s/ Christopher R. Johnson
Signature

Christopher R. Johnson
Name/Title

/s/ Randall L. Johnson
Signature

Randall L. Johnson
Name/Title